Exhibit 12

EL PASO PIPELINE PARTNERS, L.P.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Millions, Except For Ratio)

	Year Ended December 31,
	2012	2011(1)	2010(1)	2009(1)	2008(1)
Earnings:
Income from continuing operations before income taxes	$589	$605	$668	$579	$548
Income from equity investees	(14)	(15)	(16)	(12)	(16)
Income before income taxes before adjustment for income from equity investees	575	590	652	567	532
Add:
Fixed Charges	296	271	213	170	162
Distributed Income of Equity Investees	13	15	22	14	17
Less:
Allowance for funds used during construction (AFUDC)	(1)	(2)	(11)	(24)	(11)
Income as adjusted	$883	$874	$876	$727	$700

Fixed Charges:
Interest and Debt Expense, Net per Statements of Income (Includes Amortization of Debt Discount, Premium and Debt Issuance Costs)	$294	$269	$210	$167	$159
Add:
Portion of Rents Representative of the Interest Factor	2	2	3	3	3
Fixed Charges	$296	$271	$213	$170	$162

Ratio of Earnings to Fixed Charges	3.0	3.2	4.1	4.3	4.3
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(1)	Retrospectively adjusted as discussed in Note 3 to our consolidated financial statements.